UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Netsmart Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

64114W306
(CUSIP Number)

R&R Opportunity Fund, L.P.
1250 Broadway, 14th Floor
New York, NY  10001
Attn:  Thomas G. Pinou
(212) 356-0509
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 64114W306

1.	Name of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).
R&R OPPORTUNITY FUND, L.P.
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--

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(b)	[ X ]
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--

3.	SEC Use Only
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--

4.	Source of Funds (See Instructions)
WC
-------------------------------------------------------
--

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
-------------------------------------------------------
--

6.	Citizenship of Place of Organization
New York
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--

Number of		7.	Sole Voting Power		154,743
Shares		-------------------------------------------
--
Beneficially	8.	Shared Voting Power		-0-
Owned by		-------------------------------------------
--
Each			9.	Sole Dispositive Power	154,743
Reporting		-------------------------------------------
--
Person With	10.	Shared Dispositive Power	-0-
-------------------------------------------------------
--

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
154,743
-------------------------------------------------------
--

12.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
-------------------------------------------------------
--

13.	Percent of Class Represented by Amount in Row (11)
3.76%
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--

14.	Type of Reporting Person (See Instructions)
PN
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--
CUSIP No. 64114W306

1.	Name of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).
Noari Capital Corporation
-------------------------------------------------------
--

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(c)	[ X ]
-------------------------------------------------------
--

3.	SEC Use Only
-------------------------------------------------------
--

7.	Source of Funds (See Instructions)
WC
-------------------------------------------------------
--

8.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
-------------------------------------------------------
--

9.	Citizenship of Place of Organization
New York
-------------------------------------------------------
--

Number of		7.	Sole Voting Power		43,794
Shares		-------------------------------------------
--
Beneficially	8.	Shared Voting Power		-0-
Owned by		-------------------------------------------
--
Each			9.	Sole Dispositive Power	43,794
Reporting		-------------------------------------------
--
Person With	10.	Shared Dispositive Power	-0-
-------------------------------------------------------
--

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
43,764
-------------------------------------------------------
--

12.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
-------------------------------------------------------
--

13.	Percent of Class Represented by Amount in Row (11)
1.06%
-------------------------------------------------------
--

14.	Type of Reporting Person (See Instructions)
PN
-------------------------------------------------------
--

         This Amendment No. 3 to Schedule 13D amends the Schedule
13D filed by R&R Opportunity Fund, L.P. ("R&R") with the
Securities and Exchange Commission on November 01, 2002 to report a reduction in stock ownership of more than 1%

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No.3 to Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Netsmart
Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 146 Nassau Avenue, Islip NY
11751.

ITEM 2.           IDENTITY AND BACKGROUND.

         The persons filing this Statement on Schedule 13D (the "Reporting Persons") are R&R Opportunity Fund, L.P. and Noari Capital Corporation, a wholly owned corporation of Mr. John Selzer. This Schedule 13D incorporates by reference the
Schedule 13D filed by R&R on November 01, 2002 and the information provided therein under Item 2.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D incorporates by reference the
Schedule 13D filed by R&R on November 01, 2002 and the information provided therein under Item 3 and amends the information provided therein under Item 3 by adding the following paragraph at the end thereof:

         Since November 07, 2002 R&R & Noari has purchased and
sold additional shares of Common Stock for a net total of
$(361,402)


ITEM 4.           PURPOSE OF TRANSACTION.

         This Schedule 13D incorporates by reference the
Schedule 13D filed by R&R on November 1, 2002 and the information provided therein under Item 4.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the
Schedule 13D filed by R&R on November 01, 2002 and the information provided therein under Item 5 and amends the information provided therein under Item 5, paragraphs (a), (b) and (c), to read as follows:

         (a) As of July 23, 2003, R&R beneficially owned
154,743 shares (3.77%) of the Issuer's Common Stock.

             As of July 23, 2003, Noari beneficially owned
43,794 shares (1.07%) of the Issuer's Common Stock.

         (b) As of July 23, 2003, R&R had the sole power to vote and dispose of 154,743 shares (3.77%) of the Issuer's
Common Stock.

             As of July 23, 2003, Noari had the sole power to vote and dispose of 43,794 shares (1.07%) of the Issuer's
Common Stock.

         (c) During the last 60 days R&R engaged in the following open market transactions:

Transaction
Quantity
Trade Date
Price
Sale
1100
7/18/2003
$5.60
Sale
12800
7/17/2003
$5.51
Sale
1500
7/14/2003
$5.90
Sale
600
7/14/2003
$5.93
Sale
300
7/14/2003
$5.95
Sale
2000
7/11/2003
$5.75
Sale
1800
7/11/2003
$5.80
Sale
1000
7/11/2003
$5.77
Sale
1200
7/10/2003
$5.70
Sale
1000
7/10/2003
$5.66
Sale
1200
7/9/2003
$5.57
Sale
2000
7/8/2003
$5.60
Sale
1400
7/8/2003
$5.56
Sale
800
7/7/2003
$5.50
Sale
100
7/7/2003
$5.46
Sale
714
7/7/2003
$5.52
Sale
400
7/7/2003
$5.46
Sale
300
7/3/2003
$5.55
Sale
1900
7/2/2003
$5.55
Sale
1700
6/30/2003
$5.40
Buy
200
6/26/2003
$5.20
Sale
200
6/25/2003
$5.15
Buy
400
6/25/2003
$5.24
Sale
1500
6/25/2003
$5.20
Sale
5800
6/25/2003
$5.15
Sale
2000
6/24/2003
$5.20
Sale
1500
6/20/2003
$5.10
Sale
2000
6/20/2003
$5.01
Sale
2000
6/19/2003
$4.70
Sale
2000
6/19/2003
$4.90
Sale
2000
6/19/2003
$4.80
Buy
300
6/18/2003
$4.69
Buy
300
6/18/2003
$4.69
Sale
800
6/17/2003
$4.35
Buy
500
6/13/2003
$4.20
Sale
200
6/12/2003
$4.17
Sale
2100
6/9/2003
$4.21
Sale
500
6/6/2003
$4.22
Sale
500
6/6/2003
$4.21
Buy
100
6/5/2003
$4.21
Buy
700
6/5/2003
$4.18
Buy
1000
6/5/2003
$4.16
Buy
1000
6/5/2003
$4.16
Buy
3000
6/5/2003
$4.11
Buy
500
6/4/2003
$4.20
Buy
1700
6/2/2003
$4.30
Buy
700
5/30/2003
$4.35
Buy
2000
5/30/2003
$4.40
Buy
3000
5/30/2003
$4.31
Buy
1600
5/28/2003
$4.30
Buy
3500
5/21/2003
$4.30






             During the last 60 days Noari engaged in the following open market transactions:

Transaction
Quantity
Trade Date
Price
Sale
4500
7/17/2003
$5.56
Sale
900
7/14/2003
$5.95
Sale
1200
7/11/2003
$5.80
Sale
500
7/11/2003
$5.81
Sale
800
7/10/2003
$5.70
Sale
500
7/9/2003
$5.57
Sale
900
7/8/2003
$5.65
Sale
300
7/8/2003
$5.70
Sale
700
7/7/2003
$5.52
Sale
800
7/2/2003
$5.55
Sale
400
7/1/2003
$5.50
Sale
800
6/30/2003
$5.40
Sale
300
6/25/2003
$5.15




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the
Schedule 13D filed by R&R on November 01, 2002 and the information provided therein under Item 6

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

	This Schedule 13D incorporates by reference the Schedule
13D filed by R&R on November 01, 2002 and the information provided therein under Item 7


SIGNATURES

	After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 23, 2003


Signatures

R&R Opportunity Fund L.P.



Name/Title
Thomas G. Pinou, Chief Financial Officer


Noari Capital Corporation



Name/Title
John Selzer, President